United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 1 Internal Regulations of the Vale S.A. Executive Committee The Executive Committee (“Executive Committee”) of Vale S.A. (“Vale” or “Company”), exercising its legal authority, has approved these Internal Regulations (“Regulations”), under the terms established below: CHAPTER I – PURPOSE 1.1. The purpose of these Regulations is to regulate the operation of the Executive Committee, as well as its relationship with the Company’s other bodies, subject to the terms of applicable legislation, the Company’s Bylaws, the Code of Conduct, and Vale’s internal Policies and Standards. CHAPTER II – AUTHORITY 2.1. In general, it is the Executive Committee’s responsibility, as the statutory body for the ordinary management and representation of the Company, to manage the business and perform the acts necessary for the regular operation of the Company and achievement of its corporate purpose, in line with the general business guidelines established by the Board of Directors. This is to be done always in compliance with the applicable legislation, the Vale Bylaws, Code of Conduct and Internal Policies and Standards. CHAPTER III – DUTIES 3.1. In addition to those duties set forth in the applicable legislation, and in the Vale Bylaws, Code of Conduct and Policies and Standards, the following are duties of Executive Committee members: 3.1.1. To perform their functions in line with the highest ethical principles, aimed at upholding the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities where it operates; 3.1.2. To act with loyalty to the Company, and in a manner that reinforces its values and principles, to implement the cultural transformation of the Company; 3.1.3. To refrain from receiving any undue or disproportionate advantage by reason of the position they hold; 3.1.4. To vote in the committee deliberations always in the benefit and best interest of the Company, justifying, whenever deemed necessary, any vote against the matter on the agenda, as well as to follow, in the case of a conflict of interest, the rules set forth in Chapter IX of these Regulations; and 3.1.5. To promote effectiveness and transparency in the Executive Committee’s engagement with the Board of Directors and other corporate bodies of Vale. 2 CHAPTER IV – MEETING DYNAMICS Frequency 4.1. The Executive Committee will meet, ordinarily, at least once every two weeks, and extraordinarily, whenever called by the President or his deputy, or by request of at least 3 (three) Executive Committee members. Agenda and Call Notice 4.2. The President is responsible for preparing the agenda for the Executive Committee meetings, which may be deliberative and/or informative. 4.2.1. The call notice indicating the respective agenda and required documentation for appreciation of the matters foreseen therein shall be sent out to the meeting participants at least three (3) days prior to the meeting date, through the Governance Portal. 4.2.2. In the event of an extraordinary meeting, given the urgency of the call, it will be up to the President to define the minimum period within which the agenda and supporting documentation must be forwarded. 4.2.3. Against a duly justified request by any Executive Vice President, the President may include on the agenda relevant matters for deliberation or information that was not included on the Agenda. 4.3. A Safety Share will be held in all Executive Committee meetings. Chair 4.4. The President will chair the meetings of the Executive Committee. 4.4.1 . If he/she is absent, the President must indicate, from among the other members of the Executive Committee, his/her substitute to preside over the meetings. Venue of the meetings 4.5. The meetings of the Executive Committee, whether ordinary or extraordinary, shall preferably be held at the Vale head office or another office of the Company. Alternatively, they may also be held by teleconference, videoconference, electronic deliberation or by any other means of communication that can ensure the effective participation, information security and authenticity of the vote. Meetings may also be held where members of the Executive Committee participate by a combination of one or more of the above means. 4.6 Executive Committee members joining meetings by teleconference or videoconference must (i) avoid connecting from public places; (ii) keep their cameras on throughout the meeting; and (iii) use their @vale email account to log in. Any exceptions to these rules should be discussed directly with the Chair. Quorum to open the meeting 4.7. The meetings of the Executive Committee will only be held with the presence of the majority of its members. Other meeting participants 4.8. Subject to conflict-of-interest considerations, non-statutory Executive Vice Presidents will receive the agendas and attend all Executive Committee meetings, but without voting rights, and will therefore not be counted for the purposes of items 4.7 and 5.1 of these Regulations. 3 4.9. The President may summon Vale employees and/or associates to attend meetings and provide clarifications or information on the matters under consideration. Deliberation 4.10. The President will conduct the Executive Committee meetings in such a way as to encourage all members present to participate in the discussions on the items on the agenda, and to prioritize consensual deliberations among its members. 4.10.1. If no consensus is reached among the Executive Committee members, the President may (i) remove the item from the agenda, or (ii) ensure the formation of a majority, including by use of the casting vote. 4.10.2. Decisions concerning the annual and multi-year budgets and the strategic plan and the Company’s Annual Management Report will be made by majority vote which must include all Executive Committee members, provided that the President has voted in favour. Suspension of the meeting 4.11. Meetings may be suspended when necessary, at the request of any member of the Executive Committee and with the agreement of the President. 4.11.1. Once the suspension of a meeting has been requested and accepted, the President must set a date, time, and place for its resumption and conclusion, dispensing with the need for a new call notice. CHAPTER V – MEETING MINUTES 5.1. The Executive Committee meetings of a deliberative and informative nature must be recorded in minutes that will be signed following their reading and approval by the members of the Executive Committee present at the meeting. 5.1.1. The minutes will be written in clearly understandable Portuguese, and will record attendance, all presentations made and decisions taken, including dissenting votes, and, when applicable, abstention due to conflicts of interest in accordance with item 9.2.1 of these Regulations. CHAPTER VI – MEETING SECRETARY 6.1. The Corporate Governance Process Manager will be responsible for acting as secretary of the Executive Committee meetings. 6.2. The role and responsibilities of the Executive Committee meeting secretary are: (i) Organize the agenda of the Executive Committee meetings; (ii) Draw up the Executive Committee’s annual calendar of meetings and basic themes, and ensure that the calendar is publicized; (iii) Arrange the call notice of meetings; (iv) Arrange for all Executive Committee members to receive complete and timely information about the items on the meeting agenda, and ensure that Vale’s Corporate Governance Portal works properly; (v) To secretary the meetings, prepare the respective minutes, arrange their recording in the appropriate book and, when applicable, issue and disclose summary minutes and certificates of the deliberations; 4 (vi) Communicate the Executive Committee’s recommendations and deliberations to the relevant areas of the Company. CHAPTER VII – INTERACTION WITH OTHER BODIES 7.1. When so requested by the President or Coordinator of each of the Company’s governance bodies, the members of the Executive Committee will attend meetings of the Board of Directors, Fiscal Council and Advisory Committees, as appropriate, to provide clarification on matters under their responsibility. 7.2. The Executive Committee will meet regularly with the Coordinators of the Executive Risk Committees (“ERCs”), who will present the analyses and recommendations on matters related to their areas of activity, formalized by means of Executive Summaries, thus supporting the Executive Committee in monitoring the risks of the categories of the Integrated Risk Map and issuing preventive recommendations relative to potential risks pursuant to the terms of the Risk Management Policy and the ERCs’ Internal Regulations. CHAPTER VIII – PERFORMANCE MEETINGS 8.1. The President and other members of the Executive Committee hold monthly performance meetings with their direct leaders and representatives from the parent areas. 8.2. The performance meetings are held in accordance with normative standard 00032 Routine Management, with the aim of strengthening the high performance culture and the practice of open and transparent dialog, through systematized performance management routines in all areas of the company that ensure the continuous analysis of indicators, the exposure and management of problems and the prioritization of actions required for achieving and sustaining the expected results. 8.3. The head of the Internal Audit must attend the Global Executive Performance Meeting to present the main audit and compliance points of each business. CHAPTER IX – CONFLICT OF INTEREST 9.1. It is the duty of all Executive Committee members and meeting participants to immediately declare and voice any conflicting private interests that affect them regarding a given matter on the meeting agenda. If they fail to do so, another person present at the meeting may raise the matter of such conflict. 9.2. As soon as a conflict of interest is identified in relation to a specific issue, the member or participant involved must not receive any document or information on the matter and must withdraw, including physically, from the discussions, without neglecting his/her legal duties., as set forth in Vale’s Conflict of Interest Management Policy. 9.2.1. The minutes must document any manifestation of a conflict of interest, the abstention, and the temporary withdrawal, including the respective justification. 9.2.2 Notwithstanding, if a member of the Executive Committee believes and provides a written justification that they are not in conflict with respect to a specific matter, the documents or information relating to that matter will be made available to them. The member will also take part, including in person, in the discussions, and their vote will be 5 recorded in the minutes. The formal justification presented by the Executive Committee member will be kept on file at the Company’s head office. CHAPTER X – INDIVIDUAL PERFORMANCE EVALUATION 10.1. Executive Committee are subject to an annual formal assessment process conducted by the Board of Directors, with the support of the relevant Advisory Committee. CHAPTER XI – GENERAL PROVISIONS 11.1. These Regulations will take effect on the date of their approval by the Executive Committee and will be published on the Company’s website. 11.2. In the event of any conflict between these Regulations and Vale’s Bylaws, the latter shall prevail and these Regulations shall be amended as necessary. 11.3. These Regulations shall be reviewed within a maximum period of five (5) years or when necessary, with a view to updating or adapting them to the best corporate governance practices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 22, 2025		Director of Investor Relations